Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

October 15, 2019

VIA EDGAR

Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Michael Killoy

Re:	DFB Healthcare Acquisitions Corp.
Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
Filed September 24, 2019
File No. 001-38399

Dear Mr. Killoy:

This letter is submitted on behalf of DFB Healthcare Acquisitions Corp. (the “Company” or “DFB”) and sets forth responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 8, 2019 with respect to the above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 001-38399) (the “Preliminary Proxy Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Preliminary Proxy Statement in response to the Staff’s comments, and the Company is concurrently filing Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3”) with this letter, which reflects these revisions and clarifies certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement Filed September 24, 2019

Unaudited Pro Forma Condensed Combined Financial Information of DFB
Note 3 - Reclassifications and Adjustments to Historical Information of AdaptHealth
(a) Pro forma financial statement of operations of AdaptHealth, page 86

1.                                      Staff’s comment:  We note your response to comment 8 and see that you have eliminated the pro forma adjustment to interest expense on the basis that the 2019 Recapitalization was not directly attributable to the merger transaction. However we note that you continue to include pro forma adjustments related to the recapitalization at note 4(i). In order to better understand how the 2019 Recapitalization is related to the merger transaction, please explain the underlying reasons for including and excluding pro forma adjustments to interest expense in both the AdaptHealth pro forma financial statements at pages 86 and 87 and the combined pro forma condensed statements of operations at pages 80 and 81. Your response should clearly explain the relationship between the 2019 Recapitalization and the merger with DFB or how it was directly attributable to the acquisitions of PPS, Verus, HMEI and Gould.

Response:  In response to the Staff’s comment, the Company has eliminated the pro forma adjustment to interest expense for the 2019 Recapitalization at Note 4(i). The 2019 Recapitalization was not directly attributable to the merger with DFB or the acquisition of PPS, Verus, HMEI and Gould.

Comparative Share Information, page 95

2.                                      Staff’s comment:  We note your response to comment 12, however we do not see where you have provided equivalent pro forma per share information. Please advise or revise your comparative share information to present equivalent pro forma per share information in accordance with the Instruction to Paragraph (b)(10) of Item 14 of Schedule 14A.

Response:  The Company acknowledges the Staff’s comment; however, upon further review, the Company does not believe that showing equivalent pro forma per share information is appropriate in the context of the Business Combination.  The Instruction to Paragraph (b)(10) references a calculation of equivalent pro forma per share amounts for one share of the target company by multiplying the exchange ratio by the per share pro forma income (loss), book value and cash dividends. The Company understands this requirement is designed to present those pro forma per share amounts on a pre-exchange per-share basis for the target company.

Following the Closing, DFB and AdaptHealth will be organized in an “Up-C” structure.  The AdaptHealth Holdings equityholders will remain equityholders of AdaptHealth Holdings, which is a limited liability company taxed as a partnership, with the exception of the owners of the Blocker Companies, which Blocker Companies will merge into DFB immediately prior to closing.  The closing consideration in the Business Combination is based on an aggregate equity value for AdaptHealth Holdings equal to $515 million and will consist of the equivalent of 51.5 million shares of DFB Common Stock (valued at $10.00 per share), in the form described below.  Such consideration will be allocated among the equityholders of AdaptHealth Holdings in accordance with the AdaptHealth Holdings LLC Agreement (except as otherwise agreed by the equityholders), which will be finally determined prior to the Closing.  The consideration payable to the equityholders of AdaptHealth Holdings for each AdaptHealth Holdings unit held thereby is not determined pursuant to an express exchange ratio.  Each Non-Blocker AdaptHealth Member will receive (x) one New AdaptHealth Unit and (y) one share of Class B Common Stock representing its voting interest in DFB for each $10.00 of consideration such holder is entitled to receive; thus, AdaptHealth Holdings will be recapitalized concurrently with the closing of the Business Combination such that one unit in AdaptHealth Holdings will be economically equivalent to one share of Class A Common Stock.  Each Blocker Seller will receive one share of Class A Common Stock for each $10.00 of consideration such holder is entitled to receive.

In addition, the Company has reviewed proxy statement disclosure for several similar precedent transactions, and none includes equivalent pro forma per share data of the target company.  In the precedent disclosure the Company reviewed where such equivalent pro forma per share information was presented, it was in stock-for-stock transactions in which the stock consideration was issued to the target shareholders pursuant to a negotiated and fixed exchange ratio.

Certain United States Federal Income Tax Considerations, page 130

3.                                      Staff’s comment:  We note your added disclosure that shareholders who do not exercise their redemption rights will not recognize any gain or loss for U.S. federal income tax purposes in connection with the Business Combination. Please disclose the basis for this statement and identify the counsel providing a tax opinion. For guidance, see Section III.A.2 of Staff Legal Bulletin No. 19 (CF).

Response:  In response to the Staff’s comment, the Company has revised the “Certain United States Federal Income Tax Considerations” section to clarify that DFB shareholders who do not exercise their redemption rights are not selling, exchanging or otherwise transferring their common stock in connection with the Business Combination and thus will simply continue to hold their common stock.  Accordingly, such non-redeeming shareholders will not recognize any gain or loss for U.S. federal income tax purposes. As the Company believes is customary for a transaction of this structure, the Merger Agreement does not provide for any opinion to the Company or its stockholders confirming the foregoing. For these reasons, the Company respectfully submits that a tax opinion is not required under these circumstances.

Annex J- Form of Second Amended and Restated Certificate of Incorporation, page J-8

4.                                      Staff’s comment: We note your response to comment 15; however, your form of second amended and restated certificate of incorporation was not revised. Please revise.

Response:   The Company has included a revised form of second amended and restated certificate of incorporation in Amendment No. 3.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

Via E-mail:

cc:	Richard A. Barasch
Chris Wolfe